Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2015	2016
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(13,400)	$(13,276)	$10,409	$26,366	$78,756	$8,522	$15,855
Fixed charges - per below	46,626	44,329	44,109	50,470	48,760	12,068	13,445
Less:
Capitalized interest	(82)	(185)	(851)	(1,328)	(2,550)	(427)	(718)

Earnings before fixed charges	33,144	30,868	53,667	75,508	124,966	20,163	28,582

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	46,394	43,994	43,108	48,992	46,060	11,603	12,689
Capitalized interest	82	185	851	1,328	2,550	427	718
Estimate of interest within rental expense	150	150	150	150	150	38	38

Total Fixed Charges	46,626	44,329	44,109	50,470	48,760	12,068	13,445

Income allocated to preferred shareholders	1,218	6,008	6,008	6,008	6,008	1,502	1,502
Total combined fixed charges and preferred distributions	47,844	50,337	50,117	56,478	54,768	13,570	14,947

Ratio of earnings to fixed charges (a)	0.69	0.61	1.07	1.34	2.28	1.49	1.91

*  Includes amounts reported in discontinued operations

 (a)  In fiscal 2011 and 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $14.7 million and $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2011 and 2012, respectively.